August 5, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Exquisite Acquisition, Inc.

Registration Statement of Form S-1/A No. 4

Filed May 27, 2016

File No. 333-201697

To the men and women of the SEC:

On behalf of Exquisite Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 10, 2016 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on May 27, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The Company has updated its financials statements.

General

1. We note your response to comment 1 that Mr. Bunker’s escrow account maintained by Bank of America meets the requirements and conditions of Rule 419(b)(1) of Regulation C. We also note the escrow agreement filed as Exhibit 99.1. Your escrow arrangements do not appear to comply with the requirements of Rule 419(b)(1)(i) and 419(b)(1)(ii) which require an insured depository institution to act as an escrow agent. For guidance, please refer to Part II.B.1 of Securities Act Release 33-6891 (April 17, 1991) and Part II.B. of Securities Act Release 33-6932 (April 13, 1992). Please revise your escrow arrangements to comply with the requirements of Rule 419(b)(1)(i) and 419(b)(1)(ii). In addition, please provide a detailed legal analysis which supports the proposition that the revised escrow arrangements comply with rule 419(b)(1)(i) and 419(b)(1)(ii).

COMPANY RESPONSE

We have changed our escrow agent so that we are in compliance with the above requirements. We have amended the Registration Statement accordingly to disclose that we now intend to use Wilmington Trust N.A. as the Escrow Agent. Wilmington Trust N.A. is an insured depository institution.

We have also included the Escrow Agreement herein as exhibit 99.1 titled “Subscription Escrow Agreement.”

Additionally we have amended exhibit 99.2 so that the Subscription Agreement states:

“PLEASE MAKE CHECKS PAYABLE TO: Wilmington Trust N.A. FBO Exquisite Acquisition, Inc.”

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

2. Please obtain a currently dated consent of the independent registered public accounting firm which references the Company’s full name, Exquisite Acquisition, Inc.

COMPANY RESPONSE

We have included herein an amended and currently dated consent that references the Company’s full name. It is dated within 30 days of this filing.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 5, 2016

/s/ Thomas DeNunzio

Thomas DeNunzio

President& CEO